EXHIBIT 99.1

Innate Pharma presents positive results from TELLOMAK Phase 2 study with lacutamab in mycosis fungoides

Marseille, France, June 4, 2024, 7:00 AM CEST

•In heavily pretreated patients with mycosis fungoides, treatment with lacutamab results in meaningful anti-tumor activity regardless of baseline KIR3DL2 expression level. Lacutamab was well-tolerated with a safety profile consistent with prior studies.

•Innate will host a virtual KOL event on Tuesday, June 11, 2024 at 4:00PM CEST (10:00AM EDT).

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) announced favorable results from the Phase 2 TELLOMAK study with lacutamab in mycosis fungoides (MF). The results were presented at the ASCO 2024 Annual Meeting, in Chicago, Illinois.

As of October 13, 2023, data cutoff, MF patients (n=107) received a median of 4 prior systemic therapies and had a median follow-up of 11.8 months.

The data demonstrate that treatment with lacutamab resulted in meaningful antitumor activity, regardless of the KIR3DL2 baseline expression, and an overall favorable safety profile. The global objective response rate (ORR) was 16.8% (Olsen 2011) and 22.4% (Olsen 2022), including 2 complete responses (CR) and 16 partial responses (PR). In patients expressing a baseline KIR3DL2 ≥ 1%, the ORR was 20.8% (Olsen 2011) and 29.2% (Olsen 2022). Median progression-free survival was 10.2 months (95% CI 6.5, 16.8) for all MF patients and 12.0 months (95% CI 5.6, 20.0) in the KIR3DL2 ≥ 1% group. Time to response was 1.0 month (95% CI 1, 5).

“The anti-tumor activity observed in the Phase 2 TELLOMAK trial confirms that treatment with lacutamab achieves clinically meaningful outcomes for heavily pretreated patients with mycosis fungoides regardless of baseline KIR3DL2 expression level,” commented Dr. Sonia Quaratino, Chief Medical Officer of Innate Pharma. “These results are very promising, considering the number of prior systemic therapies that the patients had received before, and the lack of available drugs. These data support further development of lacutamab to bring improved treatments to patients with cutaneous T cell lymphomas.”

Prof. Pierluigi Porcu, Director, Division of Hematologic Malignancies and Hematopoietic Stem Cell Transplantation, Sidney Kimmel Cancer Center, Jefferson Health, Philadelphia, and Principal Investigator in the TELLOMAK study, added: “Mycosis fungoides patients have few efficacious and safe therapeutic options at advanced stages. It is promising to see lacutamab achieving remarkable efficacy along with excellent tolerability in this heavily pre-treated population. We express our gratitude to the investigators, clinical research coordinators, patients and caregivers involved in the TELLOMAK program.”

Efficacy in MF patients and according to KIR3DL2 subgroup

ITT set	All MF N=107	KIR3DL2 ≥ 1% N=48	KIR3DL2 <1% N=59
Olsen 2011 Global ORR % (95%CI)	16.8% (10.9, 25.0)	20.8% (11.7, 34.3)	13.6% (7.0, 24.5)
Olsen 2022 Global ORR % (95%CI)	22.4% (15.6, 31.2)	29.2% (18.2, 43.2)	16.9% (9.5, 28.5)
CR n (%)	2 (1.9)	2 (4.2)	0 (0.0)
PR n (%)	16 (15.0)	8 (16.7)	8 (13.6)
SD n (%)[1]	74 (69.2)	30 (62.5)	44 (74.6)
PD n (%)	13 (12.1)	6 (12.5)	7 (11.9)
NE n (%)	2 (1.9)	2 (4.2)	0 (0.0)
Time to global response (mo) median (range)	1.0 (1-5)	1.0 (1-5)	1.9 (1-4)
1 SD includes 2 pts uPR confirmed after DCO & 1 new uPR after DCO.

Skin response (n=107) % (95%CI)	29.0% (21.2;38.2)	33.3% (21.7;47.5)	25.4% (16.1;37.8)
PFS (months) median (95%CI)	10.2 (6.5, 16.8)	12.0 (5.6, 20.0)	8.5 (6.5, 17.5)

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Virtual KOL Event Details
Tuesday, June 11, 2024 at 4:00PM CEST (9:00AM EDT)

The live webcast will be available at the following link:
https://events.q4inc.com/attendee/476217548

Participants may also join via telephone using the following registration link: https://registrations.events/direct/Q4I23670789
This information can also be found on the Investors section of the Innate Pharma website, www.innate-pharma.com. A replay of the webcast will be available on the Company website for 90 days following the event.
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About Lacutamab
Lacutamab is a first-in-class anti-KIR3DL2 humanized cytotoxicity-inducing antibody that is currently in clinical trials for treatment of cutaneous T-cell lymphoma (CTCL), an orphan disease, and peripheral T cell lymphoma (PTCL). Rare cutaneous lymphomas of T lymphocytes have a poor prognosis with few efficacious and safe therapeutic options at advanced stages.

KIR3DL2 is an inhibitory receptor of the KIR family, expressed by approximately 65% of patients across all CTCL subtypes and expressed by up 90% of patients with certain aggressive CTCL subtypes, in particular, Sézary syndrome. It is expressed by up to 50% of patients with mycosis fungoides and peripheral T-cell lymphoma (PTCL). It has a restricted expression on normal tissues.

Lacutamab is granted European Medicines Agency (EMA) PRIME designation and US Food and Drug Administration (FDA) granted Fast Track designation for the treatment of patients with relapsed or refractory Sézary syndrome who have received at least two prior systemic therapies. Lacutamab is granted orphan drug status in the European Union and in the United States for the treatment of CTCL.
About TELLOMAK
TELLOMAK (NCT03902184) is a global, open-label, multi-cohort Phase 2 clinical trial in patients with Sézary syndrome and mycosis fungoides (MF) in the United States and Europe. Specifically:
•Cohort 1: lacutamab being evaluated as a single agent in approximately 60 patients with Sézary syndrome who have received at least two prior systemic therapies, including mogamulizumab. The Sézary syndrome cohort of the study could enable the registration of lacutamab in this indication.
•Cohort 2: lacutamab being evaluated as a single agent in patients with MF that express KIR3DL2, as determined at baseline with a Simon 2-stage design.
•Cohort 3: lacutamab being evaluated as a single agent in patients with MF that do not express KIR3DL2, as determined at baseline, with a Simon-2 stage design.
•All comers: lacutamab being evaluated as a single agent in patients with both KIR3DL2 expressing and non-expressing MF to explore the correlation between the level of KIR3DL2 expression and treatment outcomes utilizing a formalin-fixed paraffin embedded (FFPE) assay under development as a companion diagnostic.

The trial is fully enrolled. The primary endpoint of the trial is objective global response rate. Key secondary endpoints are progression-free survival, duration of response, overall survival, quality of life, pharmacokinetics and immunogenicity and adverse events.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.
Learn more about Innate Pharma at www.innate-pharma.com and follow us on X and LinkedIn.

Information about Innate Pharma shares

ISIN code FR0010331421
Ticker code Euronext: IPH Nasdaq: IPHA
LEI 9695002Y8420ZB8HJE29

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This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

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